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                           September 25, 2020

       Biao Wei
       Chief Executive Officer
       Lixiang Education Holding Co., Ltd
       No. 818 Hua Yuan Street
       Liandu District, Lishui City, Zhejiang Province, 323000
       People   s Republic of China

                                                        Re: Lixiang Education
Holding Co., Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 22,
2020
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed September 23,
2020
                                                            File No. 333-248691

       Dear Mr. Wei:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

       Amendment No. 1 to Registration Statement on Form F-1, filed September 22, 2020

       Risk Factors
       Risks Related to Our Business and Industry
       "Substantial uncertainties exist with respect to the Implementing Regulations . . .", page 16

   1. We note your response to comment 1, and your amended disclosure on page 17, including that, "[i]n the event
that the contractual arrangements are further defined by any implementing regulation
as related-party transactions transferring proceeds from the running of schools,
[you] may not obtain part of the service fees under the contractual
 Biao Wei
Lixiang Education Holding Co., Ltd
September 25, 2020
Page 2
         arrangements funded from proceeds from the running of schools such as tuition income."
         Please amend your disclosure to clarify whether your meal and accommodation fees would also be included in the service fees you may be unable to obtain. Further, please explicitly disclose the effect of being unable to obtain these fees on your financial condition and results of operations. In this regard, we note your disclosure in the table on page 82 that tuition, meal, and accommodation fees represented 94.6% and 98.2% of your net revenue for the year ended December 31, 2019 and the period ended June 30, 2020, respectively.
Risks Relating to ADSs and This Offering
"ADS holders have limited choice of forum . . .", page 51

2. We note your response to comment 2, and that you have filed the deposit agreement as an exhibit to your registration statement. Please amend the "Governing Law / Waiver of Jury
         Trial" provision in your exhibit to disclose, as you do in your filing, that actions by your
         ADS holders to enforce any duty or liability created by the Exchange Act, the Securities
         Act, or the respective rules and regulations thereunder must also be brought in federal court. Alternatively, tell us how you will make future investors aware
of the provision   s
         limited applicability.
"Our post-offering memorandum and articles of association . . .", page 53

3. We note your amended disclosure describing the exclusive forum provision in your post-
         offering memorandum and articles of association. Please amend your disclosure to clarify the extent to which this provision applies to Exchange Act claims, and to disclose that, by agreeing to this provision, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also amend the provision in your post-offering memorandum and articles of association to describe the extent to which this provision applies to Exchange Act claims, or tell us how
         you will make future investors aware of the provision   s limited
applicability.
Amendment No. 2 to Registration Statement on Form F-1, filed September 23, 2020

Capitalization, page 61

4. Please revise the introductory paragraph to your capitalization disclosures to indicate the number of ADSs that you expect to issue in the offering as well as the amount of the expected
FirstName       proceeds inWei
           LastNameBiao       both RMB and US dollars.
Comapany
5.         NameLixiang
      Please              Education
             revise to disclose      HoldingofCo.,
                                the number         Ltdthat will be outstanding
on an as adjusted
                                               shares
      basis25,
September   giving
               2020effect
                    Page to
                          2 the offering.
FirstName LastName
 Biao Wei
FirstName LastNameBiao
Lixiang Education HoldingWei
                          Co., Ltd
Comapany 25,
September NameLixiang
              2020      Education Holding Co., Ltd
September
Page 3    25, 2020 Page 3
FirstName LastName
       You may contact Theresa Brillant at (202) 551-3307 or Linda Cvrkel at
(202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Stephanie Tang